SCHEDULE A

NORTHERN LIGHTS FUND TRUST IV

The following series of Northern Lights Fund Trust IV are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
Affinity Global Franchise ETF	0.25%
Anfield Capital Diversified Liquid Alternatives ETF	0.25%
Formula Folios Income ETF	0.25%
Formula Folios Hedged Growth ETF	0.25%
QuantX Global Growth ETF	0.25%
QuantX Risk Managed Multi-Asset Income ETF	0.25%
QuantX Risk Managed Real Asset ETF	0.25%
QuantX Risk Managed Multi-Asset Total Return ETF	0.25%
QuantX SmartVol USA Equity ETF	0.25%
Inspire Corporate Bond Impact ETF	0.25%
Inspire Global Hope Large Cap ETF	0.25%
Inspire Small/Mid Cap Impact ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units.  Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Adopted:  January 12, 2017

Acknowledged and Approved by:

Northern Lights Fund Trust IV: By: /s/ Wendy Wang______________ Wendy Wang, President	Northern Lights Distributors, LLC: By: _/s/Brian Nielsen__________________ Brian Nielsen, Chief Executive Officer